Exhibit 99.1

XPENG Announces Vehicle Delivery Results for October 2024

•	23,917 vehicles delivered in October 2024, a new monthly record and a 20% increase year-over-year

•	Deliveries of XPENG MONA M03 exceeded 10,000 units for the second straight month

•	XPENG has become the only Chinese automaker to deliver industry-leading urban ADAS that does not rely on HD maps or LiDARs

GUANGZHOU, China, Nov. 01, 2024 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for October 2024.

XPENG delivered 23,917 Smart EVs in October 2024, setting a new record for its monthly deliveries and representing growth of 20% year-over-year and 12% over the prior month. For the second straight month, deliveries of XPENG MONA M03 exceeded 10,000 units. For the first ten months of 2024, XPENG delivered 122,478 Smart EVs, a 21% increase from the same period last year.

In October, XNGP‘s monthly active user penetration rate in urban driving reached 86%. At the XPENG Tech Workshop on October 24, 2024, the Company demoed its AI-powered ADAS technology on XPENG P7+ and unveiled its AI Tianji XOS 5.4.0. The Company also announced that the XPENG P7+ will be equipped with end-to-end AI-driven ADAS technology as a standard configuration.

XPENG has become the only Chinese automaker to deliver industry-leading urban ADAS that does not rely on HD maps or LiDARs, providing the most competitive cost in China and accelerating the mass adoption of autonomous driving.

XPENG also officially entered the UAE market in October, hosting a launch event for its G9 and G6 models in Dubai. XPENG has introduced its Smart EVs in numerous MENA countries to date, including UAE, Israel, Egypt, Jordan and Lebanon.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.